SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                          -----------------------

                                FORM 8-A/A-2

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                            RYERSON TULL, INC.
          ------------------------------------------------------
          (Exact name of registrant as specified in its charter)

                    Delaware                              36-3425828
   ----------------------------------------         ----------------------
   (State of incorporation or organization)              (IRS Employer
                                                    Identification Number)

               2621 West 15th Place
                 Chicago, Illinois                            60608
   ----------------------------------------         ----------------------
   (Address of principal executive offices)                (Zip Code)

   Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class             Name of Each Exchange on Which
         to be so Registered             Each Class is to be Registered
         -------------------             ------------------------------

     Right to Purchase Series D            New York Stock Exchange
        Junior Participating               Chicago Stock Exchange
           Preferred Stock

   Securities to be registered pursuant to Section 12(g) of the Act:  None.


           This Registration Statement on Form 8-A/A-2 amends and restates the Registration Statement on Form 8-A/A, dated April 27, 1998, filed by Ryerson Tull, Inc. (the "Registrant") with respect to the rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 25, 1997, between the Registrant and Harris Trust and Savings Bank, as rights agent (the "Rights Agent"), as amended and restated on December 10, 1998. The Registrant and the Rights Agent have amended and restated the Rights Agreement as of September 22, 1999. The amended and restated Rights Agreement is included as Exhibit 4.1 hereto and is incorporated herein by reference. The Rights Agreement as amended through the dated hereof is referred to herein as the "Rights Agreement."

 Item 1.   Description of Registrant's Securities to Be Registered

           On November 25, 1997, the Board of Directors of the Registrant declared a dividend distribution of one Right for each outstanding share of the Registrant's Common Stock, $1.00 par value per share ("Common Stock"), to stockholders of record at the close of business on December 17, 1997 (the "Record Date"). The Board of Directors of the Registrant also authorized the issuance of one Right for each share of Common Stock issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption, exchange or expiration of the Rights. Except as set forth below and subject to adjustment as provided in the Rights Agreement, each Right entitles the registered holder to purchase from the Registrant one one-hundredth of a share of Series D Junior Participating Preferred Stock (the "Preferred Stock"), at a purchase price of $80 per Right (the "Purchase Price").

           Upon payment of the dividend at the close of business on the Record Date, the Rights attached to all Common Stock certificates representing shares then outstanding. No separate Rights Certificates (as defined below) were distributed. Unless earlier redeemed by the Board of Directors in accordance with the Rights Agreement, the Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following the Stock Acquisition Date (as defined below) or
 (ii) 10 business days after the date a tender or exchange offer that would result in a person or group beneficially owning 10% or more of the outstanding shares of Common Stock is first published, sent or given to the Registrant's stockholders (or such later date as the Board of Directors shall determine, provided that no deferral of such date may be made by the Board of Directors at any time during the Special Period (as defined below)). The "Special Period" is defined as the 180-day period following the effectiveness of any election of directors, occurring within 270 days of a public announcement by a third party of an intent or proposal to engage (without the current and continuing concurrence of the Board of Directors) in a transaction involving an acquisition of or business combination with the Registrant or otherwise to become an Acquiring Person (as defined below), which election results in a majority of the Board of Directors being comprised of persons who were not nominated by the Board of Directors in office immediately prior to such election.

           The "Stock Acquisition Date" is defined as the earlier of (x) the first date of public announcement (i) by the Registrant that any person or group (other than certain exempt persons or groups) has acquired, or (ii) by any person or group (other than certain exempt persons or groups) that it has acquired, beneficial ownership of 10% or more of the shares of Common Stock then outstanding or (y) the date that any person enters into an agreement or arrangement with the Registrant or any of its subsidiaries providing for an Acquisition Transaction (as defined below) (any person described in clause (x) or clause (y) above is referred to as an "Acquiring Person"). Any person that publicly announced prior to September 22, 1999 that it holds 10% or more of the outstanding shares of Common Stock (an "Existing 10% Holder") will not be deemed to be an Acquiring Person as long as such person does not acquire additional shares resulting in its ownership of 15% or more of the Common Stock. An "Acquisition Transaction" is defined as (a) a merger, consolidation or similar transaction as a result of which stockholders of the Registrant will own less than 60% of the outstanding shares of Common Stock or the common stock of a publicly-traded entity which controls the Registrant or into which the Registrant has been merged or otherwise combined (based solely on the shares of Common Stock received by such stockholders, in their capacity as stockholders of the Registrant, pursuant to such transactions), (b) a purchase of all or a substantial portion of the assets of the Registrant and its subsidiaries or
 (c) a purchase or other acquisition of securities representing 10% or more of the shares of Common Stock then outstanding.

           Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock (except in connection with redemption of the Rights), (ii) new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference so that all such shares will have attached Rights and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

           The Rights will first become exercisable on the Distribution Date and will expire at the close of business on December 17, 2007 (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Registrant as described below. Notwithstanding the foregoing, the Rights will not be exercisable after the occurrence of a Triggering Event (defined below) until the Registrant's right of redemption has expired.

           As soon as practicable after the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except for shares of Common Stock issued or sold after the Distribution Date pursuant to the exercise of stock options or under any employee benefit plan or arrangement granted or awarded prior to the Distribution Date, or the exercise, conversion or exchange of securities issued by the Registrant, and except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

           In the event that any person shall become an Acquiring Person (except (i) pursuant to an offer for all outstanding shares of Common Stock which the independent directors determine to be fair to and otherwise in the best interest of the Registrant and its stockholders after receiving advice from one or more investment banking firms (a "Qualifying Offer") and
 (ii) for certain persons owning less than 15% of the outstanding Common Stock (20% of the outstanding Common Stock in the case of an Existing 10% Holder) who report their ownership on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or on Schedule 13D under the Exchange Act, provided that they do not state any intention to, or reserve the right to, control or influence the Registrant and such persons certify that they became an Acquiring Person inadvertently and they agree that they will not acquire any additional shares of Common Stock) (such event is referred to herein as a "Triggering Event"), then the Rights will "flip-in" and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times such Purchase Price. Any Rights beneficially owned at any time on or after the earlier of the Distribution Date and the Stock Acquisition Date by an Acquiring Person or an affiliate or associate of an Acquiring Person (whether or not such ownership is subsequently transferred) will become null and void upon the occurrence of a Triggering Event, and any holder of such Rights will have no right to exercise such Rights.

           In the event that, following the Stock Acquisition Date, the Registrant is acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed (other than a merger following a Qualifying Offer) or 50% of the assets or earning power of the Registrant and its Subsidiaries (as defined in the Rights Agreement) (taken as a whole) is sold or otherwise transferred to any person (other than the Registrant or any Subsidiary of the Registrant) in one transaction or a series of related transactions, the Rights will "flip-over" and entitle each holder of a Right, except as provided in the preceding paragraph, to purchase, upon exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of such transaction would have a market value of two times such Purchase Price.

           The Purchase Price is subject to adjustment from time to time to prevent dilution upon the (i) declaration of a dividend on the Preferred Stock payable in shares of Preferred Stock, (ii) subdivision of the outstanding Preferred Stock, (iii) combination of the outstanding Preferred Stock into a smaller number of shares, (iv) issuance of any shares of the Registrant's capital stock in a reclassification of the Preferred Stock (including any such reclassification in connection with a consolidation or merger in which the Registrant is the continuing or surviving corporation),
 (v) grant to holders of the Preferred Stock of certain rights, options, or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock or (vi) distribution to holders of the Preferred Stock of other evidences of indebtedness, cash (other than a regular quarterly cash dividend payable out of the earnings or retained earnings of the Registrant), subscription rights, warrants or assets (other than a dividend payable in Preferred Stock, but including any dividend payable in stock other than Preferred Stock).

           With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Purchase Price.

           After a Triggering Event, the Board of Directors of the Registrant may, at its election, exchange all or part of the outstanding Rights (other than those beneficially owned by an Acquiring Person or an affiliate or associate of an Acquiring Person) for shares of Common Stock or shares of preferred stock of the Registrant having essentially the same value or economic rights as such shares, provided, that no such exchange of the Rights may be authorized by the Board of Directors during the Special Period. Immediately upon the action of the Board of Directors of the Registrant authorizing any such exchange, and without any further action or any notice, the Rights (other than Rights which are not subject to such exchange) will terminate and such Rights will only entitle holders to receive the shares issuable upon such exchange.

           At any time prior to the earlier of (i) fifteen days following the Stock Acquisition Date and (ii) the Final Expiration Date, the Registrant may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, subject to adjustments. The Registrant may, at its option, pay the redemption price in cash, shares of Common Stock (based on the current market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board of Directors of the Registrant. Immediately upon the action of the Registrant's Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the applicable redemption price.

           Notwithstanding the foregoing, in the event that during the Special Period the Rights, if otherwise then redeemable, will only be redeemable by the Board of Directors either (1) if they have followed certain prescribed procedures or (2) in any other case, provided that, if in any such other case their decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors can establish the entire fairness of such decision without the benefit of any business judgment rule or other presumption. The procedures required under clause (1) include: (a) the retention of an independent financial advisor, and the receipt by the Board of Directors of (i) the views of such advisor regarding whether redemption of the Rights will serve the best interests of the Registrant and its stockholders, or (ii) such advisor's statement that it is unable to express such a view, setting forth the reasons therefor; and (b) with respect to any pending acquisition or business combination proposal (i) the implementation by the Board of Directors, with the advise of its independent financial advisor, of a process and procedures which the Board of Directors and such advisor conclude would be most likely to result in the best value reasonably available to stockholders, (ii) receipt of a fairness opinion from such advisor, and the Board of Directors determining, and such advisor confirming, that it has no reason to believe that a superior transaction is reasonably available, and (iii) execution of a definitive transaction agreement.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Registrant or for common stock of the acquiring company as set forth above.

           At any time prior to the Distribution Date, the Registrant may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement. Thereafter, the Rights Agreement may be amended only (i) to cure ambiguities, (ii) to correct or supplement defective or inconsistent provisions, (iii) to shorten or lengthen any time period thereunder or (iv) in ways that do not adversely affect the Rights holders (other than an Acquiring Person). From and after the Distribution Date, the Rights Agreement may not be amended to lengthen (x) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable, or (y) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights (other than an Acquiring Person). No supplement or amendment to the Rights Agreement may be made during the Special Period or at any time when the Rights are non-redeemable other than supplements or amendments of the types contemplated by clause
 (i) or (ii) above.

           The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Registrant's Board of Directors. The Rights should not interfere with any merger or other business combination properly approved by the Board of Directors.

           The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (which includes as Exhibit A the Form of Rights Certificate), a copy of which is incorporated herein by reference to Exhibit 4.1 to this registration statement. Copies of the Rights Agreement will be available free of charge from the Registrant.


 Item 2. Exhibits. The following documents are filed as exhibits to this registration statement.

      4.1. Rights Agreement, as amended and restated as of September 22, 1999, between the Registrant and Harris Trust and Savings Bank, as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate.



                                 Signature

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


 October 5, 1999                    RYERSON TULL, INC.
                                      (Registrant)


                                      By:  /s/ Jay M. Gratz
                                         --------------------------------
                                         Name:  Jay M. Gratz
                                         Title: Executive Vice President and
                                                Chief Financial Officer




                               Exhibit Index

 Exhibit        Description                                          Page
 -------        -----------                                          ----
 4.1            Rights Agreement, as amended and restated            N/A
                as of September 22, 1999, between the Registrant and Harris Trust and Savings Bank, as Rights
                Agent, which includes as Exhibit A thereto the Form of Rights Certificate.